Exhibit 4.5

Neither this document, nor any stock option agreement connected with it, is an approved prospectus for the purposes of section 85(1) of the Financial Services and Markets Act 2000 (“FSMA”) and no offer of transferable securities to the public (for the purposes of section 102B of FSMA) is being made in connection with the UK Sub-Plan to the EuroSite Power Inc. 2011 Stock Incentive Plan (the "Sub-Plan").  The Sub-Plan is exclusively available to bona fide employees and former employees of EuroSite Power Inc., EuroSite Power Limited and any other UK Subsidiary.

UK SUB-PLAN TO THE EUROSITE POWER INC.
2011 STOCK INCENTIVE PLAN

Additional Terms and Conditions for Options received by Optionees resident in the UK.

1.
The purpose of this Sub-Plan is to provide incentives for present and future UK tax resident employees of EuroSite Power Inc., EuroSite Power Limited and any other UK Subsidiary through the grant of options over shares of Common Stock of EuroSite Power Inc. (the "Company").

2.	Capitalized terms are defined in the EuroSite Power, Inc. 2011 Stock Incentive Plan (“the Plan”), subject to the provisions of this Sub-Plan.

3.	References to Incentive Stock Options and Nonstatutory Stock Options shall not apply to Options granted under the Sub-Plan.

4.	The Options granted under this Sub-Plan shall be Unapproved Options.

5.
This Sub-Plan is governed by the Plan and all its provisions shall be identical to those of the Plan SAVE THAT (i) "Sub-Plan" shall be substituted for "Plan" where applicable and (ii) the following provisions shall be as stated in this Sub-Plan in order to accommodate the specific requirements of the laws of England and Wales:

6.	PARAGRAPH 1. Purposes of the Plan.

This paragraph shall be deleted in its entirety and replaced with the following:

“This UK Sub-Plan to the EuroSite Power Inc. 2011 Stock Incentive Plan (the "Plan") is intended to provide incentives to the employees of EuroSite Power Inc., a Delaware corporation (the "Company"), EuroSite Power Limited and of any parent or subsidiary of the Company (a “Related Corporation”), by providing such employees with opportunities to purchase stock in the Company pursuant to options granted hereunder (“Options”) which is an option over stock in the Company that is neither an HM Revenue & Customs approved Company Share Option Plan option nor an Enterprise Management Incentive option (an “Unapproved Option”).  Unapproved Options, are referred to hereafter individually as a “Stock Right” or "Stock Rights".”

7.	PARAGRAPH 2. Administration of the Plan.

The first sub-paragraph of sub-paragraph 2(b) shall be deleted in its entirety and replaced with the following:

“(b)           Authority of Board or Committee.  Subject to the terms of this Plan, the Committee shall have the authority to: (i) determine the employees of the Company and any Related Corporation to whom Options may be granted, (ii) determine the time or times at which Options may be granted; (iii) determine the exercise price of shares subject to each Option; (iv) determine the time or times when or what conditions must be satisfied before each Option shall become exercisable and the duration of the exercise period; (v) determine whether restrictions such as transfer restrictions, repurchase options and “drag along” rights and rights of first refusal are to be imposed on shares subject to Options and the nature of such restrictions, if any; (vi) impose such other terms and conditions with respect to capital stock issued pursuant to Stock Rights not inconsistent with the terms of this Plan as it deems necessary or desirable; and (vii) interpret the Plan and prescribe and rescind rules and regulations relating to it.”

Sub-paragraph 2(c) shall be amended so that the words “the purchase price of other Stock Rights” shall be deleted.

8.	PARAGRAPH 3. Eligible Employees and Others.

This first sentence of this paragraph shall be deleted in its entirety and replaced with the following:

“Options may be granted to any employee of the Company or any Related Corporation.”

9.	PARAGRAPH 4. Stock.

The second sentence in this paragraph shall be amended to read:

“The aggregate number of shares of Common Stock which may be issued pursuant this Plan is subject to the limitations set out in the EuroSite Power Inc. 2011 Stock Incentive Plan.”

10.	PARAGRAPH 5. Granting of Stock Rights.

The first sentence of this paragraph shall be deleted and replaced with the following:

“Stock Rights may be granted under this Plan at any time after the Plan’s adoption by the Company and prior to the date of expiry of the EuroSite Power Inc. 2011 Stock Incentive Plan.

11.	PARAGRAPH 6. Special Provisions Relating to the U.S, Internal Revenue Code

Sub-paragraph 6(a) Applicability shall be amended so that the words “, Awards and authorizations to make Restricted Stock Purchases” shall be deleted.

Sub-paragraph 6(b) ISOs shall be deleted in its entirety.

Sub-paragraph 6(c) Date of Grant shall be deleted in its entirety.

Sub-paragraphs 6(d) Death and Disability shall be replaced with the following:

“(d)           Death and Disability.  If an optionee ceases to be employed by the Company and all Related Corporations by reason of his or her death, or if the employee dies within the thirty (30) day period after the employee ceases to be employed by the Company and all Related Corporations, any Option of his or hers may be exercised, to the extent of the number of shares with respect to which he or she could have exercised it on the date of his or her death, by his or her personal representative(s) (being either the executor(s) of his will or if he dies intestate the duly appointed administrator(s) of his estate who have provided to the Board evidence of their appointment as such) (“Personal Representative”), at any time prior to the earlier of the specified expiration date of the Option or one (1) year from the date of such optionee's death.  If an optionee ceases to be employed by the Company and all Related Corporations by reason of his or her disability, he or she shall have the right to exercise any Option held by the optionee on the date of termination of employment, to the extent of the number of shares with respect to which he or she could have exercised it on that date, at any time prior to the earlier of the specified expiration date of the Option or one (1) year from the date of the termination of the optionee's employment.  For the purposes of the Plan, the term "disability" shall mean "permanent and total disability" as defined in Section 22(e)(3) of the Code or successor statute.”

12.	PARAGRAPH 8. Exercise of Options.

In sub-paragraph 8(a), the words “, and subject to the provisions of this Plan with respect to ISOs” shall be deleted.

13.	PARAGRAPH 10. Notice to Company of Disqualifying Disposition of an ISO.

This paragraph shall be deleted in its entirety.

14.	PARAGRAPH 11. Assignability.

The first sentence of this paragraph shall be deleted and replaced with the following:

“No Stock Right shall be assignable or transferable by the grantee except to the optionee’s Personal Representative(s) on the death of the optionee, and during the lifetime of the grantee each Stock Right shall be exercisable only by the grantee.”

15.	PARAGRAPH 13. Adjustments.

Sub-paragraph 13(d) shall be deleted in its entirety.

16.	PARAGRAPH 14. Means of Exercising Options.

This paragraph shall be deleted in its entirety and replaced with the following:

“An Option (or any part or instalment thereof) shall be exercised by giving written notice to the Company at its principal office address.  Such notice shall identify the Option being exercised and specify the number of shares as to which such Option is being exercised, accompanied by full payment of the purchase price and any liability or obligation of the Company and/or any related company or subsidiary to account for income tax (under Pay As You Earn) or any other taxation provisions and primary class 1 National Insurance Contributions in the United Kingdom to the extent arising from the grant, exercise, assignment, release, cancellation or any other disposal of an Option or arising out of the acquisition, retention and disposal of the Common Stock acquired under this Plan (“Option Tax Liability”) and any liability to employer's Class 1 National Insurance Contributions to the extent arising from the grant, exercise, release or cancellation of an Option or arising out of the acquisition, retention and disposal of the Common Stock acquired pursuant to an Option (“Secondary NIC Liability”) therefor either (a) in United States dollars in cash or by cheque, or (b) at the discretion of the Committee, by delivery of an irrevocable and unconditional undertaking, satisfactory in form and substance to the Company, by a creditworthy broker to deliver promptly to the Company sufficient funds to pay the exercise price (including any Option Tax Liability and Secondary NIC Liability, or delivery to the Company of a copy of irrevocable and unconditional instructions, satisfactory in form and substance to the Company, to a creditworthy broker to deliver promptly to the Company cash or a cheque sufficient to pay the exercise price (including any Option Tax Liability and Secondary NIC Liability), or (c) at the discretion of the Committee, by any combination of (a) and (b) above.  The holder of an Option shall not have the rights of a shareholder with respect to the shares covered by his or her Option until the date of issuance of a stock certificate to the optionee for the shares subject to the Option.  Except as expressly provided above in paragraph 13 with respect to changes in capitalization and stock dividends, no adjustment shall be made for dividends or similar rights for which the record date is before the date such stock certificate is issued.”

17.	PARAGRAPH 15. Term and Amendment of Plan.

This paragraph shall be deleted in its entirety and replaced with the following:

“This Plan shall expire the expiration of the EuroSite Power Inc. 2011 Stock Incentive Plan (except as to Options outstanding on that date). The Board may terminate or amend this Plan in any respect at any time.”

18.	PARAGRAPH 17. Amendment of Stock Rights.

The words, “and converting an ISO to another form of Option,” shall be deleted.

19.	PARAGRAPH 20. Withholding of Additional Income Taxes.

The words “Additional Income” in the title of this paragraph shall be replaced with the word “Employment” and the paragraph shall be deleted in its entirety and replaced with the following:

”In the event that the Company or any subsidiary determines that it is required to account to HM Revenue & Customs for any Option Tax Liability or Secondary NIC Liability (under the stock option agreement) arising from the grant, exercise, assignment, release, cancellation or any other disposal of an Option or arising out of the acquisition, retention and disposal of the shares acquired pursuant to the Option, the optionee, as a condition to the issue of shares in connection with the exercise of an Option, or on the grant, assignment, release or cancellation of an Option, shall make such arrangements satisfactory to the Company to enable it or any subsidiary to satisfy any requirement to account for any Option Tax Liability (and, if applicable, any Secondary NIC Liability) that may arise in connection with the Option or the award of Common Stock pursuant to it including, but not limited to, arrangements satisfactory to the Company for withholding Common Stock that would otherwise be issued pursuant to the Stock Option Agreement to the optionee.”